Exhibit 4.26

[Translation of Chinese Original]

Power of Attorney

Principal: Shizhou Shen

Address: No. 1902, F15, Huaqing Jiayuan, Haidian District, Beijing

Attorney-in-Fact: Beijing Super TV Co., Ltd.

Registered Address: Room 406, Floor, Building B, 5-2, Jing-Meng Hi-Tech Mansion, Shangdi East Road, Haidian District, Beijing

Scope of Authorization:

Shizhou Shen, the Principal, hereby irrecoverably authorizes Beijing Super TV Co., Ltd. (or its designated third party) as his Attorney-in-Fact to exercise within the term of this Power of Attorney the following rights:

Beijing Super TV Co., Ltd. (or its designated third party) is authorized as the Attorney-in-Fact of Shizhou Shen to exercise all voting rights enjoyed by the latter in accordance with applicable laws and the Articles of Association in the general meeting of shareholders of Beijing Novel-Super Digital TV Technology Co., Ltd. (“DTV Company”), including but not limited to sale or transfer all or any shares held by Shizhou Shen in DTV Company, and nomination and appointment of directors of the DTV Company as the authorized Attorney-in-Fact of Shizhou Shen in the general meeting of shareholders of DTV Company.

Any legal liability arising from all and any authorized activity carried out by the Attorney-in-Fact within the scope of authorization shall be assumed by Shizhou Shen.

The term of this Power of Attorney is 10 years starting from the date this Power of Attorney is executed, unless the Loan Agreement (Attachment 1) executed by and between Beijing Super TV Co., Ltd and Shizhou Shen, and its supplementary agreements thereto are terminated for whatsoever reason. If the Loan Agreement (Attachment 1) is extended for a certain period, this Power of Attorney shall be automatically extended for the same period. All and any issues in connection with this Power of Attorney shall be governed by Chinese laws. This Power of Attorney is written in Chinese.

Principal: /s/ Shizhou Shen

November 24, 2008

Attachment 1:  Loan Agreement (omitted)